 Exhibit 23.2

Consent of Independent Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 of our report dated April 3, 2012 (except for the effects of the restatement as discussed in Note 17 to the 2011 consolidated financial statements, which are dated December 4, 2012), which includes an explanatory paragraph as to the Registrant’s ability to continue as a going concern, with respect to our audit of the consolidated balance sheet and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows of Chanticleer Holdings, Inc. and Subsidiaries as of December 31, 2011 and for the year then ended appearing in the Annual Report on Form 10-K of Chanticleer Holdings, Inc. for the year ended December 31, 2012.

/s/ Creason & Associates, P.L.L.C.

Creason & Associates, P.L.L.C.

Tulsa, Oklahoma

February 4, 2014